UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                       (Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                     .

Commission file number  1-8649.

A. Full title of the plan and address of the plan if different from that of the issuer named below:

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420
Attn: Director, Tax Accounting

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company
8111 Lyndale Avenue South
Minneapolis, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Report of Independent Registered Public Accounting Firm

The Plan Administrator

The Toro Company Profit-Sharing Plan

for Plymouth Union Employees:

We have audited the accompanying statements of net assets available for benefits of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota

June 28, 2007

THE TORO COMPAY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets held by Trustee:
Investments, at fair value:
Mutual funds	$1,259,920	1,046,395
The Toro Company Common Stock	1,368,027	1,375,665
Bond Collective Fund	105,730	83,933
Master Trust fund	244,715	273,037

Total investments	2,978,392	2,779,030

Employee contribution receivable	2,508	2,986
Employer contribution receivable	1,086	1,440
Net assets available for benefits at fair value	2,981,986	2,783,456
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	3,307	3,546
Net assets available for benefits	$2,985,293	2,787,002

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Investment income:
Interest and dividends	$70,431	39,960
Net realized/unrealized gain in the fair value of investments	214,952	140,280
Pro rata share of income from Master Trust	10,813	8,808

Net investment income	296,196	189,048

Employer contributions	39,984	46,602
Participant contributions	138,885	162,758

Total contributions	178,869	209,360

Benefit payments	(276,774)	(38,979)

Net increase in net assets available for benefits	198,291	359,429

Net assets available for benefits:
Beginning of year	2,787,002	2,427,573

End of year	$2,985,293	2,787,002

See accompanying notes to financial statements.

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

(1)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statement Presentation

The accompanying financial statements of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) are presented in accordance with U.S. generally accepted accounting principles.

(b)	Investments

The Plan’s investments are held by JP Morgan Retirement Plan Services (the Trustee). The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

The Company maintains one Master Trust, the Wells Fargo Stable Value Fund E (Master Trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are the Plan, The Toro Company Profit Sharing Plan for Plymouth Union Employees and the Hahn Equipment Company Savings Plan for Union Employees. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.  The Master Trust invests in fully benefit-responsive investment contracts stated at fair value and then adjusted to contract value.  Fair value of the contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan’s proportionate share of net investment income from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the master trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 99% as of December 31, 2006 and 2005.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        THE TORO COMPANY PROFIT-SHARING PLAN
         FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

(d)	Concentrations of Risk

The Plan has investments in a variety of investment funds.  Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Since the assets held by the Trust include The Toro Company Common Stock, the anticipated assets available for benefits in 2007 will be the result of the Company’s future stock market performance, which is subject to various risk factors described more fully in the Company’s periodic filing with the Securities and Exchange Commission.

(e)	Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statements of Net Assets Available for Benefits presented the fair value of the Master Trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(f)	Reclassifications

Certain amounts from prior years’ financial statements have been reclassified to conform to the current year presentation.

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

(2)	Summary Description of Plan

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only.  Participants should refer the Plan document restated as of January 1, 2006 for more complete information.

Employees are eligible to contribute to the plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit.  Participants are fully vested in the entire balance of their individual accounts attributable to those contributions.  The Company also makes matching contributions.  Participants are eligible for matching contributions after completing one year of qualifying service with the Company.  Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.

Participants and the Company make contributions to the Plan. The investments of employee and employer contributions are selected by the participants. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Employee contributions to the plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans.  The Company is required to make a matching contribution equal to 50% of the participants’ contributions to the Plan not to exceed 2% of the participants’ total compensation made.

Transfers to/from other funds, represent participant elected rollovers to/from other plans of other employers or other transfers to/from plans.

Pension benefits are paid to employees upon a participant’s normal retirement date or the date a participant incurs a termination of service. An election can be made for an early, late, or disability retirement date. Normal retirement benefits are paid monthly to the retiree or the surviving spouse of the retiree.

During the plan years ended December 31, 2006 and 2005, forfeited nonvested accounts totaled $0.

The Company, administrator of the Plan, absorbs all administrative costs of the Plan, except for the trustee fees.

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

(3)	Party-in-interest Transactions

J.P. Morgan Retirement Plan Services and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan’s legal counsel, transactions between the Plan and the trustees are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

(4)	Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(5)	Federal Income Taxes

The plan administrator has received a favorable determination letter dated April 15, 2003 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income tax under Section 501(a) of the Code.  The Plan has been amended since the date of this letter; however it is the opinion of the Plan Administrator that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code.

(6)	Related Party

The Plan’s investments are held by J.P. Morgan Retirement Plan Services. Some of the investment funds available to participants also include mutual funds managed by J.P. Morgan Retirement Plan Services.

(7)	Investments

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan.  The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the Company.  In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust.

The net assets available for benefits of the Master Trust as of December 31, 2006 and 2005 were $86,793,756 and $80,018,240, respectively. All assets of the Master Trust were held in short-term investment funds.

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Realized gain on investments	$625,159	342,341
Unrealized gain on investments	3,171,227	2,861,851
Deposits by participating plans	18,160,080	19,104,981
Withdrawals by participating plans	(15,180,950)	(19,055,998)
Increase in net assets	6,775,516	3,253,175
Net assets available for benefits:
Beginning of year	80,018,240	76,765,065
End of year	$86,793,756	80,018,240

The following investments represent more than 5% of the Plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006	2005
Growth Fund of America	$364,006	328,980
American Century Large Company Value Fund	440,534	377,903
Fidelity Diversified International Fund	184,340	140,767
The Toro Company Common Stock**	1,368,027	1,375,665
Master Trust fund	244,715	273,037

**Party-in-interest, participant and nonparticipant directed investment

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $214,952 and $140,280, respectively, as follows:

	2006	2005
Mutual funds	$116,530	52,613
The Toro Company Common Stock	94,314	84,712
Collective bond fund	4,108	2,955
	$214,952	140,280

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

Information about the net assets and the significant components of the changes in net assets relating to the investment in Toro Company Common Stock is as follows:

		Non-
		participant	Participant
	Total	directed	directed
	2006	2006	2006
Net assets:
The Toro Company Common Stock	$1,368,027	906,113	461,914
		Non-
		participant	Participant
	Total	directed	directed
	2006	2006	2006
Investment income:
Dividends	$10,956	7,248	3,708
Net realized/unrealized gain in the
fair value of investments	94,314	60,799	33,515

Net investment income	105,270	68,047	37,223

Total contributions	61,837	35,651	26,186
Benefit payments	(154,137)	(95,722)	(58,415)
Transfers to/from other funds	(20,608)	(15,969)	(4,639)

(Decrease) increase in net assets
available for benefits	(7,638)	(7,993)	355

Net assets available for benefits:
Beginning of year	1,375,665	914,106	461,559

End of year	$1,368,027	906,113	461,914

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

		Non-
		participant	Participant
	Total	directed	directed
	2005	2005	2005
Net assets:
The Toro Company Common Stock	$1,375,665	914,106	461,559
		Non-
		participant	Participant
	Total	directed	directed
	2005	2005	2005
Investment income:
Dividends	$7,801	5,180	2,621
Net realized/unrealized gain in the
fair value of investments	84,724	60,626	24,098

Net investment income	92,525	65,806	26,719

Total contributions	74,920	44,720	30,200
Benefit payments	(12,782)	(12,477)	(305)
Transfers to/from other funds	(75,954)	(59,981)	(15,973)

Increase in net assets
available for benefits	78,709	38,068	40,641

Net assets available for benefits:
Beginning of year	1,296,956	876,038	420,918

End of year	$1,375,665	914,106	461,559

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

(8)	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500:

December 31,
2006
Net assets available for benefits as presented in these financial statements	$2,985,293
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(3,307)
Adjustment for employer contribution receivable	(733)
Adjustment for employee contribution receivable	(2,508)
Net assets available for benefits as presented on Form 5500	$2,978,745

Year Ended
December 31,
2006
Net increase in net assets available for benefits as
presented in these financial statements	$198,291
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(3,307)
Adjustment for employer contribution receivable at December 31, 2006	(733)
Adjustment for employee contribution receivable at December 31, 2006	(2,508)
Adjustment for employer contribution receivable at December 31, 2005	867
Adjustment for employee contribution receivable at December 31, 2005	2,986
Net increase in net assets available for benefits as
presented on Form 5500	$195,596

        THE TORO COMPANY PROFIT-SHARING PLAN
        FOR PLYMOUTH UNION EMPLOYEES

        Notes to Financial Statements

        December 31, 2006 and 2005

December 31,
2005
Net assets available for benefits as presented in these financial statements	$2,787,002
Adjustment for employer contribution receivable	(867)
Adjustment for employee contribution receivable	(2,986)
Net assets available for benefits as presented on Form 5500	$2,783,149

Year Ended
December 31,
2005
Net increase in net assets available for benefits as
presented in these financial statements	$359,429
Adjustment for employer contribution receivable at December 31, 2005	(867)
Adjustment for employee contribution receivable at December 31, 2005	(2,986)
Adjustment for employer contribution receivable at December 31, 2004	684
Adjustment for employee contribution receivable at December 31, 2004	2,318
Net increase in net assets available for benefits as
presented on Form 5500	$358,578

				Schedule 1
THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Schedule of Assets (Held at End of the Year)

December 31, 2006

	Face
	amount			Fair
Description	or shares	Cost***		value

Barclays Global Investors	7,814	$		$105,730
Artisan Mid Cap Fund	1,108			33,748
JPM Mid Cap Value*	1,491			38,722
STI Classics Small Cap Growth Stock Fund	657			13,223
Fidelity Diversified International Fund	4,989			184,340
Growth Fund of America	11,145			364,006
ICM Small Company	2,346			87,678
Vanguard Institutional Index	754			97,669
American Century Large Company Value Fund	58,118			440,534
The Toro Company Common Stock**	29,314		718,418	1,368,027
Master Trust fund	248,022			244,715

Total investments			$718,418	$2,978,392

*Party-in-interest
**Party-in-interest, participant and nonparticipant directed investment
***Information not required for participant directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for
Plymouth Union Employees

Date: June 28, 2007	By /s/ Stephen P. Wolfe
Stephen P. Wolfe
Vice President Finance
and Chief Financial Officer
of The Toro Company

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm